Exhibit 99.1

Atlas Trinity Tech Limited Announces Appointment of Mr. Haoyuan Liu as Chief Executive Officer

Appointment Supports Execution of the Company’s Strategic Expansion into Personal Health
Care Electronics Services; Mr. Ching Tim Hoi Continues as Executive Director

HONG KONG, Oct. 15, 2026 (GLOBE NEWSWIRE) -- Atlas Trinity Tech Limited (the “Company”) (Nasdaq: ATTT) today announced that its Board of Directors (the “Board”) has appointed Mr. Haoyuan Liu as Chief Executive Officer of the Company, effective October 15, 2026. Mr. Liu will succeed Mr. Tim Hoi Ching, who will step down as Chief Executive Officer on the same date and will continue to serve as an Executive Director of the Company.

In April 2026, the Company announced a strategic expansion of its business focus toward providing services in relation to personal health care electronics, including product design, development, and consultations, and appointed Mr. Liu as Chairman of the Board and Executive Director to lead this strategic growth. In his expanded role as Chief Executive Officer, Mr. Liu will continue to lead the execution of this strategy.

Mr. Liu has served as Chairman of the Board and Executive Director of the Company since April 15, 2026, and will continue in both roles. Currently, Mr. Liu also served as Chief Operating Officer of GoFintech Innovation Limited (HKEX: 0290.HK), a financial technology investment platform, since September 2023. He brings extensive experience in fintech operations, capital markets, and regulatory compliance across Hong Kong, Singapore, and the United States.

Mr. Ching will continue to serve as Executive Director of the Company, and his extensive industry knowledge and operational leadership remain central to the Company’s strategy.

Mr. Liu commented, “I am honored to have the Board’s confidence and grateful for Mr. Ching’s leadership and contributions to the Company. Since April 2026, we have been focused on expanding into design, development, and consultation services for personal health care electronics. As Chief Executive Officer, I am committed to executing this strategy with discipline and building a more resilient, more focused, and more valuable company for our shareholders.”

About Atlas Trinity Tech Limited

Atlas Trinity Tech Limited (Nasdaq: ATTT), formerly known as Raytech Holding Limited, is a Hong Kong-based holding company with over 10 years of experience in the personal care electrical appliance industry. The Company operates three businesses through its operating subsidiaries in Hong Kong: (i) the sourcing and wholesaling of personal care electrical appliances for international brand owners, ranging from hair styling, trimmer, eyelash curler, and nail care to other body and facial care appliances, conducted by Pure Beauty Manufacturing Company Limited; (ii) the provision of product design and development services and project advisory services in relation to personal health care electronics, conducted by Raytech Innovation Limited; and (iii) the provision of marketing solutions services, conducted by Worry Free Group (Hong Kong) Limited.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements, including statements regarding the Company’s strategic expansion into services related to personal healthcare electronics and its ability to execute and realize the anticipated benefits of that strategy, are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to implement its new business strategy successfully, develop and commercialize competitive service offerings, attract and retain qualified personnel, obtain sufficient financing and other resources, identify and respond to changes in customer demand, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed on July 31, 2026 with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Media and Investor Relations Contact:

International Elite Capital

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: annabelle@iecapitalusa.com